SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549


                                    FORM 6-K

                            Report of Foreign Issuer

                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934


                          For the month of March, 2001

                        MINCO MINING & METALS CORPORATION
                 (Translation of registrant's name into English)


        12th Floor, 543 Granville Street, Vancouver, B.C. Canada V6C 1X8
                    (Address of principal executive offices)


[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

                           Form 20-F |X| Form 40-F |_|

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

                           Yes |_|     No |_|


1.      Financial statements for the quarter ended March 31, 2001.

                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                            MINCO MINING & METALS CORPORATION
                                                     (Registrant)



Date:  June 11, 2001                    By:   /s/  Ken Z. Cai
                                              Ken Z. Cai, President

MINCO MINING & METALS CORPORATION

Consolidated Balance Sheets
(Unaudited - See Notice to Reader)


                                                                          March 31           December 31
                                                                            2001                 2000
                                                                      -------------         -------------
ASSETS

Current
  Cash and cash equivalents                                           $     152,460         $     219,333
  Marketable securities                                                   1,033,864             1,142,829
  Accounts receivable                                                        64,905                78,076
  Prepaid expenses and deposits                                              66,160                56,601
                                                                      -------------         -------------
                                                                          1,317,389             1,496,839

Mineral interests (Note 1)                                                2,328,893             2,281,470

Capital assets                                                              125,327               134,664
                                                                      -------------         -------------
                                                                      $   3,771,609         $   3,912,973
                                                                      =============         =============
LIABILITIES

Current
  Accounts payable and accrued liabilities                            $     277,486         $     328,873
                                                                      -------------         -------------
SHAREHOLDERS' EQUITY
Share capital (Note 2)                                                  10,286,933            10,286,933
Deficit                                                                 (6,792,810)           (6,702,833)
                                                                      -------------         -------------
                                                                          3,494,123             3,584,100
                                                                      -------------         -------------
                                                                      $   3,771,609         $   3,912,973
                                                                      =============         =============

MINCO MINING & METALS CORPORATION

Consolidated Statements of Operations and Deficit
(Unaudited - See Notice to Reader)


                                                                      Three                  Three
                                                                      months                 months
                                                                      ended                  ended
                                                                     March 31               March 31
                                                                       2001                   2000
                                                                 ---------------        --------------
Interest and sundry income                                       $        48,200        $        3,993
                                                                 ---------------        --------------
Administrative expenses
  Accounting                                                               9,000                 7,276
  Advertising                                                              2,423                11,559
  Amortization of capital assets                                           5,538                12,917
  Conference                                                                   -                 2,132
  Investor relations - consulting                                          9,000                39,100
  Legal                                                                   15,513                   832
  Listing, filing and transfer agents                                      1,755                 7,416
  Management fees                                                          8,189                12,139
  Office and miscellaneous                                                22,843                24,362
  Printing                                                                     -                23,908
  Promotion and government relations                                      10,877                14,652
  Property investigation                                                   3,117                 3,271
  Rent                                                                    13,939                15,332
  Salaries and benefits                                                   18,593                15,847
  Telephone                                                                1,719                 4,951
  Travel and transportation                                               15,409                 2,535
  Foreign exchange loss (gain)                                               262                 7,123
                                                                 ---------------        --------------
                                                                         138,177               205,352
                                                                 ---------------        --------------
Loss for the period                                                      (89,977)             (201,359)
Deficit, beginning of period                                          (6,702,833)           (6,078,154)
                                                                 ---------------        --------------
Deficit, end of period                                           $    (6,792,810)       $   (6,279,513)
                                                                 ===============        ==============
Loss per share                                                   $         (0.01)       $        (0.01)
                                                                 ===============        ==============


MINCO MINING & METALS CORPORATION

Consolidated Statements of Cash Flows
(Unaudited - See Notice to Reader)



                                                                      Three                  Three
                                                                      months                 months
                                                                      ended                  ended
                                                                     March 31               March 31
                                                                       2001                   2000
                                                                 ---------------        --------------
Cash flows from (used in) operating activities
  Net loss for the period                                        $       (89,977)       $     (201,359)
  Adjustment for items not including cash:
  - amortization                                                           5,538                12,917
  - gain on sale of marketable securities                                (30,922)                    -
                                                                 ---------------        --------------
                                                                        (115,361)             (188,442)
  Deferred exploration costs                                             (43,624)             (130,358)
   Changes in non-cash working capital items:
    - accounts receivable                                                 13,171               (54,366)
    - prepaid expenses and deposits                                       (9,559)               21,131
    - accounts payable and accrued liabilities                           (51,387)              (21,292)
                                                                 ---------------        --------------
                                                                        (206,760)             (373,327)
                                                                 ---------------        --------------
Cash flows from (used in) investing activities
  Acquisition of capital assets                                                -                (1,890)
  Proceeds from sales of marketable securities                         2,489,921               150,000
  Purchase of marketable securities                                   (2,350,034)                    -
                                                                 ---------------        --------------
                                                                         139,887               148,110
                                                                 ---------------        --------------
Decrease in cash and cash equivalents                                    (66,873)             (225,217)

Cash and cash equivalents, beginning of period                           219,333               268,224
                                                                 ---------------        --------------
Cash and cash equivalents, end of period                         $       152,460        $       43,007
                                                                 ===============        ==============


MINCO MINING & METALS CORPORATION

Notes to Consolidated Financial Statements
March 31, 2001
(Unaudited - See Notice to Reader)


1.   Mineral Interests


                                                                   Jan. 1, 2001
                                                       Deferred     to March 31       Deferred
                                                          Costs            2001          Costs
                                                    December 31     Exploration       March 31
                                                           2000           Costs           2001
        ---------------------------------------------------------------------------------------
        Emperor's Delight                            $      100         $     -     $      100
        Crystal Valley                                      100               -            100
        Stone Lake                                          100               -            100
        Changba Lijiagou Lead-Zinc Deposit                  100               -            100
        White-Silver Mountain                         1,395,428          24,068      1,419,496
        Chapuzi                                             100               -            100
        Heavenly Mountains                              436,519               -        436,519
        Inner Mongolia                                  449,023          23,355        472,378
        ---------------------------------------------------------------------------------------
                                                     $2,281,470         $47,423     $2,328,893
        =======================================================================================


2.   Share Capital

     (a)  Authorized: 100,000,000 common shares without par value

     (b)  Issued:

                                                                        Shares         Amount
               ---------------------------------------------------- -------------- -------------

               Balance, December 31, 1999 and March 31, 2000           16,270,123    10,175,833

               Share purchase warrants exercised at $1.01 per
               share                                                      110,000       111,100
               ---------------------------------------------------- -------------- -------------
               Balance, December 31, 2000 and March 31, 2001           16,380,123   $10,286,933
               ==================================================== ============== =============

(c) As at March 31, 2001, 3,562,328 of the shares issued are held in escrow, the release of which is subject to the direction of the regulatory authorities. (Subsequent to March 31, 2001, 571,006 shares were released from escrow).

MINCO MINING & METALS CORPORATION

Notes to Consolidated Financial Statements
March 31, 2001
(Unaudited - See Notice to Reader)

2.   Share Capital (continued)

     (d)  Stock options outstanding at March 31, 2001 are as follows:

          Number of Shares           Exercise Price        Expiry Date
          ----------------           --------------        -----------
                320,000                    $0.55           January 2, 2006
                506,500                    $0.55           March 5, 2006
                150,000                    $0.55           July 16, 2006
                 97,300                    $0.55           October 8, 2006
                100,000                    $0.55           December 1, 2006
                 97,300                    $0.55           March 6, 2007
                 49,500                    $0.55           June 20, 2007
            -----------
              1,320,600
            ===========

          Each option entitles the holder to acquire one share of the Company.

3.   Related Party Transactions

     (a) The Company incurred the following expenses to its directors or corporations controlled by its directors:

                                                 2001             2000
          --------------------------------------------------------------
          Management fees and salaries        $  8,189          $  8,694
          Deferred exploration costs            19,911             9,240
          --------------------------------------------------------------
                                              $ 28,100          $ 17,934
          ==============================================================

     (b) Accounts payable of $51,632 is due to a director or a corporation controlled by a director of the Company.

                       Schedule "C": Management Discussion
                        Minco Mining & Metals Corporation
                      For the Quarter ended March 31, 2001


Project Activity

For this reporting period, the Company's activities focused on exploration of the Gobi Gold project in Inner Mongolia and the White Silver Mountain polymetallic project in Gansu Province, China. Exploration costs for the period totaled $47,423, with $23,355 spent on Gobi Gold and $24,068 spent on White Silver Mountain.

On the Gobi Gold project, four significant geophysical anomalies were identified during the 2000 field program. The areas, peripheral to the contact zones of intrusive centers and at the intersection of faults, are very prospective for skarn-related gold mineralization similar to that seen at the Fortitude deposits in Nevada. By late March 2001, crews had been mobilized to the property where results in 2000 outlined a large area strongly anomalous in gold and elements commonly associated with gold-skarn systems. The 2000 program was also successful in making a new gold discovery yielding 5.8 grams gold over six meters in a surfaced exposure 1,000 meters south-west of the main area of known mineralization.

The year 2001 program includes a detailed structural study in the anomalous area and continuation of bedrock testing into sand-covered extensions to the surface mineralization. Additionally, a priority will be evaluation and follow-up of the newly discovered gold mineralization to the south-west, as well as a more detailed evaluation of four of the additional licenses comprising the Gobi Gold Project area.

Minco has the right to earn a 75% equity interest in the Gobi Gold project by spending US $2.5 million over four years. The concession is located on the Eastern extension of the Tian Shan Gold Belt which hosts significant world-class, sediment-hosted gold deposits such as the Murantau and Kumtor deposits in neighboring Kryrgyztan to the west.

At the White Silver Mountain project, Teck Corp. commenced a surface diamond drilling program in April 2001. This drilling program is the culmination of district-wide exploration completed last year. It will comprise an estimated 2,700 metres of drilling to test a number of high-priority targets based on a combination of electromagnetic conductors with coincident surface alteration zones and mineralization in a geological setting prospective for volcanogenic massive sulphide mineralization. Mineralization identified in this program may be an important addition to mineralization previously outlined at the Xiaotieshan Mine which remains open down dip.

Teck is funding 100% of the program costs. Drilling is expected to take 4 to 6 weeks.

Financial Activity

As at March 31, 2001, the Company spent a total of $47,423 on its properties in China. Overall administrative expenses were $138,177 for the first quarter of 2001 compared to $205,352 for the same period in 1999. This one-third decrease reflects lower filing and printing costs, advertising and conference, office overhead and investor relation costs, which are partially offset by increases in legal and travel costs.

Legal costs amounted to $15,513 compared to $832 for the same period last year. The increase is associated with the Company's on-going 20F registration with the US Securities & Exchange Commission. Travel costs increased to $15,409 from $2,535 for the comparable period of year 2000 due to more frequent visits to the Company's properties.

For the first quarter of year 2001, management fees totaled $8,189 compared to $12,139 in 2000. In addition, the Company incurred expenses of $19,911 to its directors or corporations controlled by them, compared to paid expenses of $9,240 for the same period last year.

During the period, the Company granted 320,000 incentive stock options to employees, exercisable in increments of one-third per year for the first three years at a price of $0.55 per share, and with an expiry date of January 2, 2006.